SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 531st MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 07, 2007.

On the seventh day (7th) of the month of August in the year of two thousand and seven, at 2 p.m., in the Company’s office, established at Avenida das Nações Unidas, nº 4.777, São Paulo/SP, CEP 05477-000, the five hundred and thirty-first (531st) Meeting of the Board of Directors of BRASKEM S.A. was held, being attended by the below undersigned Board Members. Board Members José Lima de Andrade Neto and Patrick Horbach Fairon were absent, as well as their respective alternates, for justified reason. The Chief Executive Officer José Carlos Grubisich and the Executive Officers Carlos Fadigas, Mauricio Ferro and Luis Fernando Felli were also presented, as well as Mr. Nelson Raso, Mr. Ismael Abreu, representing the Fiscal Council of the Company, and Mrs. Marcella Menezes Fagundes. The Chairman of the Board, Pedro Augusto Ribeiro Novis presided the meeting and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subject for Deliberation: Nothing to record. II) Subjects for Acknowledgement: First it was announced the resignation of the Executive Officer Bernardo Afonso de Almeida Gradin, in accordance with the resignation letter dated as of July 20, 2007, being it received and filed at the Company’s headquarters, registering thus the Board Members’ votes of gratitude to the resigning Executive Officer to his dedication and contributions during his exercise in the Board of Executive Office of the Company, which will be composed by six members. After that, the respective Executive Officers and/or responsible person made presentations and clarified the questions about the matters listed in this item of the agenda, to wit 1) Results of the Company related to the first semester of 2007; and 2) Update to the Program of Fixed Costs; III) Subjects of Interest of the Company: Nothing to record. IV) ADJOURNMENT: No further subjects remaining to be discussed, these minutes were drafted which, after being read, discussed, and found to be in order, will be signed by all the present Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, August 07, 2007. [Signatures: Pedro Augusto Ribeiro Novis –Chairman; Marcella Menezes Fagundes – Secretary; Alvaro Fernandes da Cunha Filho – Vice Chairman; Alvaro Pereira Novis; Antonio Britto Filho; Francisco Teixeira de Sá; José de Freitas Mascarenhas; José Mauro Mettrau C. da Cunha; Luiz Fernando Cirne Lima; Newton Sergio de Souza].

Conforms to the original recorded on the specific book.

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:August 08, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.